SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNX GAS CORPORATION

(Name of Subject Company)

CNX GAS CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12618H200 / 12618H309

(CUSIP Number of Class of Securities)

P. JEROME RICHEY

Executive Vice President, Corporate Affairs,

Chief Legal Officer & Secretary

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

(724) 485-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

☑       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 15, 2010

CNX GAS CORPORATION

 (Exact name of registrant as specified in its charter)

Delaware	001-32723	20-3170639
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

CNX Center 1000 CONSOL Energy Drive Canonsburg, Pennsylvania 15317 (Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code:

(724) 485-4000

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events.

On April 15, 2010, the board of directors of CNX Gas Corporation (the “Company”) formed a special committee (the “Special Committee”) consisting of John R. Pipski, the sole independent director of the Company, to evaluate the contemplated tender offer previously announced by CONSOL Energy Inc. (“CONSOL Energy”) for all of the outstanding shares of the Company’s common stock, par value $0.01 per share, not owned by CONSOL Energy and its affiliates.  Mr. Pipski asked the Company’s board of directors to form the Special Committee prior to the commencement of any tender offer by CONSOL Energy to increase the time available to the Special Committee to undertake its responsibilities.

The Special Committee has been authorized to determine the Company’s recommendation to its shareholders with respect to any tender offer commenced by CONSOL Energy, and to communicate such recommendation by making required filings with the Securities and Exchange Commission.  CONSOL Energy has informed the Company’s board of directors and the Special Committee that it is unwilling to consider the sale of the shares of the Company’s common stock owned by CONSOL Energy.  The Special Committee has further been authorized to select and retain financial advisors and legal counsel to advise it in connection with the performance of such duties.  The Special Committee has retained Skadden, Arps, Slate, Meagher and Flom LLP as its legal counsel and selected Lazard as its financial advisor.   In connection with the formation of the Special Committee, the Company’s board of directors approved a payment of $150,000 to Mr. Pipski for his services on the Special Committee.  The payment of this fee is not dependent upon the recommendation of the Special Committee, the consummation of the intended tender offer or the occurrence of any other event.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  CNX Gas will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (the “SEC”) following commencement of any tender offer by CONSOL Energy.  Any solicitation /recommendation statement filed by CNX Gas that is required to be mailed to stockholders will be mailed to stockholders of CNX Gas.  CNX GAS STOCKHOLDERS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  CNX Gas stockholders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by CNX Gas through the web site maintained by the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                CONSOL ENERGY INC.

By:/s/ P. Jerome Richey
P. Jerome Richey
Executive Vice President - Corporate Affairs, Chief
Legal Officer & Secretary

Dated:  April 20, 2010